

TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Metals Announces the 2020 Program and Budgets for the Upper Kobuk Mineral Projects

February 26, 2020 - Vancouver, British Columbia – Trilogy Metals Inc. (**TSX/NYSE American: TMQ**) ("Trilogy" or the "Company") is pleased to announce that Ambler Metals LLC ("Ambler Metals"), the joint venture operating company equally owned by Trilogy and South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32") has recently approved the 2020 program and budget of $22.8 million for the advancement of the Upper Kobuk Mineral Projects ("UKMP") located in Northwestern Alaska. The budget is 100% funded by Ambler Metals. All amounts are in US dollars.

Highlights of the 2020 Program

- **$22.8 million budget fully funded by Ambler Metals**

- **10,000 meters of drilling at the Arctic Project**

- **2,500 meters of drilling within the Ambler Volcanogenic Massive Sulphide ("VMS") Belt**

- **Geologic mapping and geochemical soil sampling at the Bornite Project**

Arctic Project

Activities at the Arctic Project will continue to focus on advancing studies and preparing for permit applications. Ambler Metals plans to conduct a 10,000 meter drilling program at the Arctic Project during the summer field season to gather additional drill data for the conversion of resources to the measured category, the next phase of metallurgical studies, including pilot plant testing, and geotechnical drilling for infrastructure placement. The drill program is expected to commence in mid-June and finish at the end of August. Studies are expected to continue throughout the year.

Regional Exploration

Following up from the 2019 work performed along the 70-mile (100 kilometer) Ambler VMS belt, Ambler Metals will continue exploration efforts within the Ambler VMS to discover and define potential deposits that can provide additional feed to a future Arctic mill. Ambler Metals plans to conduct a 2,500 meter drill campaign in the VMS belt, following up from last year's drilling at the Sunshine prospect and at other identified targets. The drill program is expected to commence in mid-July and finish at the end of August. The drilling will be preceded by detailed geologic mapping, geochemical soil sampling, and ground geophysics.

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Bornite Project

Following up from the past three field seasons of drilling (2017, 2018 and 2019), this year's focus at the Bornite Project will be geological mapping and geochemical soil sampling over the northern Cosmos Hills and review of drill core and surface exposures to determine controls on high grade zones of copper mineralization. Although there is no planned drilling at the Bornite Project in 2020, the Bornite geological database will be updated and the team will identify priority drill targets for the 2021 field season.

Ambler Metals Joint Venture

On February 11, 2020, the Ambler Metals joint venture was formed. Trilogy contributed all of its assets associated with the 172,675-hectare UKMP, including the Arctic and Bornite projects, while South32 contributed US$145 million, resulting in each party owning a 50% interest in Ambler Metals. The funds are dedicated to advancing the Arctic and Bornite projects, along with exploration in the Ambler mining district.

Qualified Persons

Andrew W. West, Certified Professional Geologist, Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the scientific and technical information in this news release and approves the disclosure contained herein.

Company Contacts

Elaine Sanders
Vice President and Chief Financial Officer
elaine.sanders@trilogymetals.com
604-630-7573

Patrick Donnelly
Vice President, Corporate Communications & Development
patrick.donnelly@trilogymetals.com
604-630-3569

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the planned expenditures and the anticipated drilling, survey and other activity at the Company's properties and the timing and objectives thereof are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended

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November 30, 2019 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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